SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                COMSTOCK BANCORP
                                (Name of Issuer)


                             Common Stock, par value
                                 $.01 per share
                         (Title of Class of Securities)


                                   205667 10 8
                                 (CUSIP Number)


                                Richard A. Barone
                            Resource Management, Inc.
                         28601 Chagrin Blvd., Suite 500
                              Cleveland, Ohio 44122
                                 (216) 292-3434
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 16, 1997
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4),check the following box.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

================================================================================
CUSIP No. 205667 10 8                 13D                  Page 2  of  7   Pages
================================================================================

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Richard A. Barone
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                         (b)
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
--------------------------------------------------------------------------------
   NUMBER OF SHARES     7         SOLE VOTING POWER
 BENEFICIALLY OWNED BY                          390,000
 EACH REPORTING PERSON
         WITH
                       ---------------------------------------------------------
                        8         SHARED VOTING POWER
                                                  --
                       ---------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER
                                                390,000
                       ---------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER
                                                  --
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            390,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

================================================================================
CUSIP No. 205667 10 8                 13D             Page   3   of   7    Pages
================================================================================

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Resource Management, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                         (b)
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
          OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
            Ohio
--------------------------------------------------------------------------------
   NUMBER OF SHARES     7         SOLE VOTING POWER
 BENEFICIALLY OWNED BY                           390,000
 EACH REPORTING PERSON
         WITH
                        --------------------------------------------------------
                        8         SHARED VOTING POWER
                                                   --
                        --------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER
                                                  390,000
                        --------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER
                                                   --
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           390,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.8%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
           CO
--------------------------------------------------------------------------------

                                  Schedule 13D

                                Comstock Bancorp


         This Statement on Schedule 13D (this "Statement") is filed by Resource Management, Inc. and Richard A. Barone (together, the "Reporting Persons").

Item     1.       Security and Issuer.

                           This Statement relates to the common stock, par value
                  $.01 per share ("Common Stock"), of Comstock Bancorp (the "Company"). The address of the principal executive offices of the Company is 6275 Neil Road, Reno, Nevada 89511.

Item     2.       Identity and Background.

                           (a). This Statement is being filed jointly by Resource Management, Inc., an Ohio corporation ("RMI"), and Richard A. Barone, the controlling stockholder, Chairman of the Board of Directors and President of RMI.

                           (b), (c) and (f). The address of RMI is 28601 Chagrin
                  Boulevard, Suite 500, Cleveland, Ohio 44122. RMI is an Ohio corporation. The principal business of RMI is investments.

                           Richard   A.   Barone's   principal   occupation   is
                  investment management and his business address is c/o Maxus Investment Group, 28601 Chagrin Boulevard, Suite 500, Cleveland, Ohio 44122. Mr. Barone is a citizen of the United States of America.

                           (d) and (e).  During the past five years,  neither of
                  the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item     3.       Source and Amount of Funds or Other Consideration.

                           The Common Stock was not  acquired by  purchase,  but
                  pursuant to the Plan of Reorganization described under Item 4.

Item     4.       Purpose of Transaction.

                           Each of the  Reporting  Persons  acquired  its or his
                  shares of Common Stock in connection with an Agreement and Plan of Reorganization (the "Plan of Reorganization") dated as of February 26, 1997 between the Company and Comstock Bank, a Nevada corporation (the "Bank"), pursuant to which each outstanding share of common stock, par value $.50 per share, of the Bank was exchanged for two shares of Common Stock and the Bank became a wholly-owned subsidiary of the Company. The Plan of Reorganization became effective June 16, 1997. Each of the Reporting Persons holds its or his shares of Common Stock for investment purposes.
                           Neither  of the  Reporting  Persons  has any  present
                  plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item     5.       Interest in Securities of the Issuer.

                           (a). RMI is the  beneficial  owner of 390,000  shares
                  (8.8% of the outstanding shares) of Common Stock. Richard A. Barone, as controlling stockholder, Chairman of the Board of Directors and President of RMI, is deemed to have the same beneficial ownership as RMI.

                           The  number of shares  of Common  Stock  beneficially
                  owned by the Reporting Persons and the percentage of outstanding shares of Common Stock represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. There were 4,421,668 shares of Common Stock outstanding at June 30, 1997, as reported in the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission July 23, 1997.

                           (b). RMI has the sole power to (i) vote or direct the
                  voting of, and (ii) dispose or direct the disposition of the 390,000 shares of Common Stock beneficially owned by it.

                           (c). The transactions with respect to shares of Common Stock effected by the Reporting Persons in the past 60 days are as set forth below. All such transactions were open market sales.

                                                      Shares             Price
                                 Date                  Sold            Per Share
                                 ----                --------          ---------
                             June 26, 1997             1,500             $7.00
                             June 30, 1997             3,500             $7.00
                              July 2, 1997             1,000             $7.00
                             July 10, 1997             4,000             $7.00

                           (d).  Not applicable.

                           (e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relation-ships With Respect to Securities of the Issuer.

                           None.

Item              7.       Exhibits.

                           Exhibit A -- Agreement of Joint Filing



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 31, 1997                           RESOURCE MANAGEMENT, INC.



                                                /s/ Richard A. Barone
                                                --------------------------------
                                                By: Richard A. Barone,  Chairman
                                                    of the Board and President



Dated:  July 31, 1997                           /s/ Richard A. Barone
                                                --------------------------------
                                                    RICHARD A. BARONE

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) of a statement on Schedule 13D or any amendments thereto, with respect to the common stock, par value $.01 per share, of Comstock Bancorp and that this Agreement of Joint Filing be included as an Exhibit to such filing.

         This Agreement of Joint Filing may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same document.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement of Joint Filing as of the 31st day of July, 1997.


                                                RESOURCE MANAGEMENT, INC.



                                                /s/ Richard A. Barone
                                                --------------------------------
                                                By:  Richard A. Barone, Chairman
                                                     of the Board and President



                                                /s/ Richard A. Barone
                                                --------------------------------
                                                    RICHARD A. BARONE